

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Alan H. Auerbach
President and Chief Executive Officer
Puma Biotechnology, Inc.
10880 Wilshire Boulevard, Suite 2150
Los Angeles, California 90024

> **Re: Puma Biotechnology, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 25, 2022**
> **File No. 333-266306**

Dear Mr. Auerbach:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: B. Shayne Kennedy, Esq.